UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023
Commission File Number 000-51138

GRAVITY CO., LTD.
———————————————————————————————————————
(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
———————————————————————————————————————
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

PUBLIC NOTICE FOR CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRAVITY CO., LTD. (the "Company")

We would like to inform the Company’s shareholders that the Annual General Meeting of Shareholders (“AGM”) will be held pursuant to Article 22 of the Articles of Incorporation and that all shareholders registered as of December 31, 2022 are cordially invited to attend the Annual General Meeting of Shareholders.

1. Date and Time: Friday, March 31, 2023, at 10:00 A.M. (Seoul Time)

2. Venue: Conference Room #2 located at 3F, Business Tower, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795 Korea

3. Agenda

a) Agenda to be reported
Agendum 1: Audit Results, Business Reports and Management’s Report on Internal Control over Financial Reporting for the Fiscal Year 2022(from January 1, 2022 to December 31, 2022)
b) Agenda to be proposed for resolution
Agendum 1: Approval of Consolidated and Non-consolidated Financial Statements for the Fiscal Year 2022
2: Approval of Appointment of Directors
3: Approval of the Compensation Ceiling for Directors in 2023
4: Approval of Amendment to Articles of Incorporation

Agendum 1: Approval of Consolidated and Non-consolidated Financial Statements for the Fiscal Year 2022

<Summary of Consolidated Financial Statements>

	2021	2022		2021	2022
	(In millions of Korean Won)			(In millions of Korean Won)
Total Assets	327,526	444,094	Revenues	413,938	463,618
Total liabilities	80,685	113,914	Operating Income	97,564	104,842
Capital stock	3,474	3,474	Income before income tax	99,301	109,882
Total shareholders’ equity	246,841	330,180	Net Income	65,880	83,058

<Summary of Non-consolidated Financial Statements>

	2021	2022		2021	2022
	(In millions of Korean Won)			(In millions of Korean Won)
Total Assets	258,665	292,309	Revenues	288,258	232,717
Total liabilities	52,988	31,717	Operating Income	78,174	62,145
Capital stock	3,474	3,474	Income before income tax	92,546	75,204
Total shareholders’ equity	205,677	260,592	Net Income	64,733	54,915

* The consolidated financial statements and the non-consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

* The consolidated financial statements and non-consolidated financial statements are not completely audited and would be subject to availability. Please refer to the consolidated financial statements and non-consolidated financial statements including the independent auditor’s opinion, due to be disclosed later.

Agendum 2: Approval of Appointment of Directors

- 8 persons are nominated for reappointment as the terms expire in March 2023 and 1 person is nominated for appointment.

Name	Major experience	Memo
Hyun Chul Park
Gravity Co., Ltd., Chief Executive Officer (2011-present), Corporate Management Office, Officer (2009-2011)
Gravity NeoCyon, Inc., Director (2009-present), Chief Operating Officer (2012-present), Chief Strategy Officer (2010-2012)
Gravity Games Corporation, Director (2010-2018)
Gravity Interactive, Inc., President (2021-present), Director (2014-present)
Gravity Communications Co., Ltd., Director (2018-present)
Gravity Game Arise Co., Ltd., Director (2019-2021)
GungHo Online Entertainment, Inc., General Manager of GV Business Division (Formerly known as International Business Division) (2007-present)

Tokyo College of Technology (currently, Tokyo College of Automotive Technology), Diploma in Automotive Maintenance (1998)
Reappointment
Yoshinori Kitamura
Gravity Co., Ltd., Chairman of the Board of Directors (2011-present), Executive Director and Chief Operating Officer (2008-present), Chief Compliance Officer (2022-present)
Gravity NeoCyon, Inc., Chief Executive Officer (2009-present), Director (2008-2009)
Gravity Interactive, Inc., Chief Executive Officer (2008-present)
Gravity Entertainment Corporation, Chief Executive Officer (2008-2019)
Gravity Games Corporation, Director (2010-2018)
Gravity Communications Co., Ltd., Chief Executive Officer (2018-present)
PT Gravity Game Link, Chief Executive Officer (2019-present)
Gravity Game Tech Co., Ltd., Chief Executive Officer (2019-present)
Gravity Game Arise Co., Ltd., Chief Executive Officer (2019-present)
Gravity Game Hub PTE., Ltd., Chief Executive Officer (2021-present)
Gravity Game Vision Limited, Chief Executive Officer (2022-present)
GungHo Online Entertainment, Inc., Director (2006-present), Executive General Manager of GV Business Division (Formerly known as International Business Division) (2007-present), General Manager of Marketing Division (2003-2007)

Bunkyo University, B.A. in English Language and Literature (1992)

Reappointment
Kazuki Morishita
Gravity Co., Ltd., Executive Director (2008-present)
GungHo Online Entertainment, Inc., President & Chief Executive Officer (2004-present), Chief Operating Officer (2002-2004)
Game Arts Co., Ltd., President (2008-present), Director (2005-2008)
GungHo Online Entertainment America, Inc., Director (2012-present)
SUPER TRICK GAMES, Inc., Chairman of Board of Directors (2022-present), Chief Executive Officer (2018-2022), Director (2013-2018)
Grasshopper Manufacture, Inc., Director (2018-2021)

High School affiliated with Chiba University of Commerce (1992)

Reappointment

Kazuya Sakai
Gravity Co., Ltd., Executive Director (2009-present)
GungHo Online Entertainment, Inc., Chief Financial Officer (2004-present), Director (2005-present), Investor Relations Officer (2011-2014)
GungHo Online Entertainment America, Inc., Director (2012-present)
SUPER TRICK GAMES, Inc., Director (2013-present)
Gungho Online Entertainment Asia Pacific PTE. Ltd., Director (2014-present)
GungHo Gamania Co., Ltd., Director (2015-present)
Acquire Corp., Auditor (2011-2015), Director (2015-Present)
PlayPhone, Inc., Director (2015-2019)
GAME ARTS Co., Ltd., Director (2017-present)
Grasshopper Manufacture, Inc., Director (2018-2021)
mspo, Inc., Director (2018-2021)

Kyushu Sangyo University, B. Com.(1987)
Reappointment
Jung Yoo
Gravity Co., Ltd., Independent Director (2011-present)
Merry Year International, Director (2014-present)
Samhasa GP, Representative Partner (2007- present)
Euidang Foundation, Member of the Board of Trustees (2007-present)

University of Southern California, B.A. in East Asian Languages and Cultures (1984)
Waseda University, M.A. in Commerce (1987)
INSEAD, MBA (1995)

Reappointment
Yong Seon Kwon
Gravity Co., Ltd., Independent Director (2019-present)
Jeonghyeon Tax Services Company, Director (2019-present)
Sokcho Tax office, Taxpayer Advocate Manager (2015-2018)
Jungbu Regional Tax office, Litigation Officer (2012- 2014)
Jungbu Regional Tax office, Investigation Team Manager (2010-2012)
National Tax Service, Tax Office, Investigator (1983-2009)

University of Seoul, B.A. in Accounting (1986)
Reappointment
Kee Woong Park
Gravity Co., Ltd., Independent Director (2020-present)
APEX LLC., Chief Managing Partner (2009-present)
Trust Science Institute of Korea, Vice President (2019-present)
Investigation Review Committee of Supreme Prosecutors’ Office, Member (2018-present)
Kwang-Sung School Foundation, Director (2014- present)
The Korean Commercial Arbitration Board, Arbitrator (2002-2020)
The Judicial Research & Training Institute, Supreme Court of the Republic of Korea
(1989)

University of British Columbia, Asia Law Center (Visiting Scholar) (2004-2005)
Seoul National University, College of Law (LL.B.) (1985)

Reappointment

Heung Gon Kim
Gravity Co., Ltd., Director (2021-present), Chief Financial Officer (2008-present), Accounting team manager (2004-2006), Accounting Treasury General Manager (2006-2007), Executive General Manager of Finance Division (2007-2008)
Gravity Interactive, Inc., Vice President (2021-present), Chief Financial Officer (2009-2020), Director (2011-present)
Gravity Games Corporation, Director (2010-2018), Chief Executive Officer (2013-2018), Liquidator (2018)
Gravity Entertainment Corporation, Director (2011-2019)
Gravity NeoCyon, Inc., Director and Chief Financial Officer (2011-present)
Gravity Communications Co., Ltd., Director and Chief Financial Officer (2018-present)
PT Gravity Game Link, Director (2019-present)
Gravity Game Tech Co., Ltd., Director (2019-present)
Gravity Game Arise Co., Ltd., Director (2019-present)
Gravity Game Hub PTE., Ltd., Director and Chief Financial Officer (2021-present)
Gravity Game Vision Limited, Director and Chief Financial Officer (2022-present)
Modottel, Inc., Accounting team manager (2002-2004)

Chung Ang University, B.A. in Accounting (1992)
Reappointment
Hyo Eun Lim
Hanul LLC, Accountant (2022-present)
Korea University Alumni Association of Economics Department, Finance Director (2018-present)
ORIX Capital Korea Corp., Investment examination & Review Team Manager (2016-2022)
ORIX Capital Korea Corp., Risk Management Team Manager (2018-2020)
Ernst&young Global Limited, Senior Manager of IFRS Team (2010-2011)
Ernst&young Global Limited, Senior Manager of Assurance HQ (2009-2010)
Registered as a member of the KICPA(Certified Public Accountant)/KICTA(Certified Tax Accountant) (2004)

Dongguk University, M.A. in Buddhist Studies(2021-present)
Korea University, B.A. in Economics(2000)
Appointment

Agendum 3: Approval of the Compensation Ceiling for the Directors in 2023

- For 2023, it is proposed to maintain KRW 2.5 billion as the total remuneration limit for Directors.

Agendum 4: Approval of Amemdment of Articles of Incorporation

Before Amendment	After Amendment	Memo
CHAPTER 1 - GENERAL PROVISIONS
Article 2. Purpose
The objectives of the Company are to
engage in the following businesses:
① ~ ③ (Omit)
④ Production, development, distribution,
sales and consulting of digital contents,
including game software, as well as
corresponding licensing
⑤ ~ ⑯ (Omit)
⑰ Any other businesses incidental to the
above businesses

CHAPTER 1 - GENERAL PROVISIONS
Article 2. Purpose
The objectives of the Company are to
engage in the following businesses:
① ~ ③ (Omit)
④ Production, development, distribution,
sales and consulting of software such as
game software as well as corresponding
licensing
⑤ ~ ⑯ (Omit)
⑰ Production, development, distribution,
sales, and consulting of digital contents,
including but not limited to, based on
blockchain technologies such as NFT as
well as corresponding licensing
⑱ Sport facilities including golf driving
range, such as screen golf clubs, ect.
⑲ Any other businesses incidental to the
above businesses
④ Revised ⑰ Newly Added ⑱ Newly Added
CHAPTER 2 – STOCKS
Article 11. Stock Options
② Notwithstanding Article 11.1 above,
those who fall under any of the following
may not be granted stock options:
1. Largest shareholder (defined in Article
542-8, Paragraph (2), Item 5 of the
Commercial Code, hereinafter the same
shall apply) and its specially related
persons (defined in Article 13, Paragraph
(4) of the Presidential Decree of the
Commercial Code, hereinafter the same
shall apply), except for such persons who
have been regarded as specially related
persons by becoming an officer of the
Company (including an officer of the
affiliate defined in Article 9, Paragraph
(1) of the Presidential Decree of the
Commercial Code) (for this purpose, an
officer who is the non-standing officer of
an affiliate shall not be deemed as
specially related person of the Largest
Shareholder);

CHAPTER 2 – STOCKS
Article 11. Stock Options
②………………………………………
…………………………………………
…………………………………………
…………………………………………
…………………………………………
…………………………………………
…………………………………………
……………………… Article 34,….…
…………………………………………
…………………………………………
…………………………………………
…………………………………………
…………………………………………
…………………………………………
…………………..Article 30,…………
…………………………………………
…………………………………………
…………………………………………
…………………………………………
…………………………………………
…………………………………………
……………………
Revised Revised

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: March 8, 2023